United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eidos Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

28249H104

(CUSIP Number)

Asha Rajagopal

BridgeBio Pharma LLC

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249H104	13D	Page 2 of 8 pages

1	Names of Reporting Persons BridgeBio Pharma LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 19,614,655
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,614,655
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,614,655
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 54.8%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 28249H104	13D	Page 3 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 101 Montgomery Street, San Francisco, California 94104.

Item 2.	Identity and Background.

The Schedule 13D is being filed by BridgeBio Pharma LLC (the “Reporting Person”).

The Reporting Person is organized under the laws of the state of Delaware and its business address is 421 Kipling St., Palo Alto, California 9430. The principal business of the Reporting Person is investing in and managing securities, including of the Issuer.

The Reporting Person is managed by a board of managers consisting of Neil Kumar, Ali Satvat, James Momtazee and Richard Scheller (collectively, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The present principal occupation of Dr. Kumar is serving as the Chief Executive Officer and a Director of the Issuer. The present principal occupation of each of the other Related Persons is managing the Reporting Person. The business address of each of the Related Persons is 421 Kipling St., Palo Alto, California 94301.

During the last five years, none of the Reporting Person or Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (the “IPO”), the Reporting Person purchased shares of Series Seed redeemable convertible preferred stock, shares of Series B redeemable convertible preferred stock (together with the Series Seed redeemable convertible preferred stock, the “preferred stock”), and warrants to purchase Series B redeemable convertible preferred stock (the “warrants”) of the Issuer for aggregate consideration of approximately $41,000,000. The Reporting Person also purchased 1,000,000 shares of Common Stock for $17.00 per share in the IPO.

The Reporting Person obtained the funds to purchase the shares of preferred stock and the warrants through capital contributions from its members.

In connection with the closing of the IPO, (i) each share of preferred stock held by the Reporting Person was automatically converted into shares of Common Stock on a 1 to 1.196 basis, and (ii) the warrants were automatically exercised for shares of Series B redeemable convertible preferred stock and such shares acquired were automatically converted into shares of the Common Stock on a 1 to 1.196 basis, net of shares of Common Stock withheld by the Issuer to cover the exercise price, resulting in the issuance of 185,623 shares of Common Stock.

CUSIP No. 28249H104	13D	Page 4 of 8 pages

Item 4.	Purpose of Transaction.

Investors’ Rights Agreement

On March 29, 2018, the Issuer, the Reporting Person and certain other shareholders entered into an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, shelf registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier to occur of: (i) a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation (as in effect prior to the completion of this offering) or certain other events constituting a sale of the Issuer, (ii) the consummation of a transaction or series of transactions in which a person, or a group of persons, acquires from the Issuer’s stockholders, shares representing more than 50% of our outstanding voting stock, (iii) at such time after the IPO when all registrable securities could be sold under Rule 144 of the Securities Act of 1933, as amended, or a similar exemption without limitation during a three-month period without registration or (iv) the fifth anniversary of the IPO.

Lock-Up Agreement

On March 15, 2018, the Reporting Person entered into a letter agreement with the Issuer and the several underwriters for the IPO (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the Reporting Person agreed, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and subject to limited exceptions, not to: (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities; or (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. for a period of 180 days after the date of the prospectus used to sell the shares of Common Stock in the IPO (the “Lock-Up Period”). The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

Loan and Security Agreement

On June 19, 2018, the Reporting Person and certain of its affiliates entered into a loan and security agreement (the “Loan and Security Agreement”) with the lenders party thereto and Hercules Capital, Inc. as administrative agent and collateral agent, pursuant to which the Reporting Person and certain of its affiliates borrowed $35,000,000 and pledged, among other collateral, all of the shares of the Issuer’s Common Stock (the “Pledged Shares”) held by the Reporting Person, and their proceeds, as collateral to secure their obligations under the Loan and Security Agreement. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with the Reporting Person unless an event of default under the Loan and Security Agreement has occurred and is continuing.

The foregoing descriptions of the Investors’ Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 28249H104	13D	Page 5 of 8 pages

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person and Related Persons, including Dr. Kumar and Mr. Satvat may engage in discussions with management, the Issuer’s board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 28249H104	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 35,814,527 shares of Common Stock outstanding immediately following the IPO.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BridgeBio Pharma LLC	19,614,655	54.8%	19,614,655	0	19,614,655	0

The Reporting Person is the record holder of 19,614,655 shares of Common Stock. Investment and voting decisions with respect to the Common Stock are made by the board of managers of the Reporting Person. The Related Persons, as the members of the board of managers of Reporting Person, may be deemed to have shared voting and investment power over the Common Stock held of record by the Reporting Person. Such persons disclaim beneficial ownership of all shares held by the Reporting Person.

(c)	Except as described in Item 3 and Item 4, during the past 60 days none of the Reporting Person or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investors’ Rights Agreement and Lock-Up Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 28249H104	13D	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders dated March 29, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s registration statement on Form S-1 filed on May 25, 2018).

2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s registration statement on Form S-1 filed on June 8, 2018).

CUSIP No. 28249H104	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2018
BridgeBio Pharma LLC

	By:	/s/ Neil Kumar
	Name:	Neil Kumar
	Title:	Chief Executive Officer